UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Agenda and resolutions from the ABB Ltd General Meeting of Shareholders held on April 21, 2016.

2.              Press release issued by ABB Ltd dated April 21, 2016.

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 21. April 2016, 10:00 Uhr

held on April 21, 2016, 10:00 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zurich hall”, Zurich-Oerlikon / CH

1.                  Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2016

1.                  Approval of the management report, the consolidated financial statements, and the annual financial statements for 2015

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die Jahresrechnung 2015.

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2015.

Vertretene Stimmen: Votes represented:		1‘305116452

Absolutes Mehr: Absolute majority:		652‘558‘227

99.08%	Ja / Yes	1‘293‘128‘384	Stimmen / votes

0.51%	Nein / No	6‘659‘108	Stimmen / votes

0.41%	Enthaltung / Abstention	5‘328‘960	Stimmen / votes

ABB Ltd, Annual General Meeting 2016 / short minutes

2.                  Konsultativabstimmung über den Vergütungsbericht 2015

2.                  Consultative vote on the 2015 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht 2015 (gemäss Seiten 41 - 68 des Geschäftsberichts) zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report 2015 (as per pages 41 - 67 of the annual report) (non-binding consultative vote).

Vertretene Stimmen: Votes represented:		1‘305‘044‘029

Absolutes Mehr: Absolute majority:		652‘522‘015

75.95%	Ja / Yes	991‘219‘143	Stimmen / votes

13.23%	Nein / No	172‘632‘747	Stimmen / votes

10.82%	Enthaltung / Abstention	141‘192‘139	Stimmen / votes

3.                  Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.                  Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2015.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal year 2015.

Vertretene Stimmen: Votes represented:		1‘303‘180‘454

Absolutes Mehr: Absolute majority:		651‘590‘228

98.64%	Ja / Yes	1‘285‘375‘600	Stimmen / votes

0.76%	Nein / No	9‘935‘297	Stimmen / votes

0.60%	Enthaltung / Abstention	7‘869‘557	Stimmen / votes

ABB AGM 2016 short minutes

4.                  Verwendung des Bilanzgewinns

4.                  Appropriation of available earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, den Bilanzgewinn 2015 von CHF 8‘621‘575‘976 auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to carry forward the available earnings for 2015 in the amount of CHF 8,621,575,976.

Vertretene Stimmen: Votes represented:		1‘305‘008‘024

Absolutes Mehr: Absolute majority:		652‘504‘013

99.01%	Ja / Yes	1‘292‘053‘976	Stimmen / votes

0.56%	Nein / No	7‘287‘879	Stimmen / votes

0.43%	Enthaltung / Abstention	5‘666‘169	Stimmen / votes

5.                  Kapitalherabsetzung durch Vernichtung von Aktien welche im Rahmen des Aktienrückkaufprogramms zurückgekauft wurden

5.                  Capital reduction through cancellation of shares repurchased under the share buyback program

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors

a)         die Herabsetzung des Aktienkapitals von CHF 1‘990‘679‘207.04 um CHF 86’000’000.00 auf CHF 1’904’679’207.04 durch Vernichtung von 100’000’000 Namenaktien im Nennwert von je CHF 0.86, welche im Rahmen des im September 2014 angekündigten Aktienrückkaufprogramms zurückgekauft wurden;

a)         to reduce the share capital of CHF 1,990,679,207.04 by CHF 86,000,000 to CHF 1,904,679,207.04 by way of cancellation of 100,000,000 shares with a nominal value of CHF 0.86 each which were bought back by the Company under the share buyback program announced in September 2014;

b)         als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)         to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)          die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (Änderungen sind unterstrichen):

c)          to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 1‘904‘679‘207.04, eingeteilt in 2‘214‘743‘264 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.86.	Article 4 para. 1 The share capital of the Company is CHF 1,904,679,207.04 and is divided into 2,214,743,264 fully paid registered shares. Each share has a par value of CHF 0.86.

Vertretene Stimmen: Votes represented:		1‘304‘998‘473

Absolutes Mehr: Absolute majority:		652‘499‘237

98.98%	Ja / Yes	1‘291‘626‘227	Stimmen / votes

0.59%	Nein / No	7‘647‘481	Stimmen / votes

0.43%	Enthaltung / Abstention	5‘724‘765	Stimmen / votes

6.                  Kapitalherabsetzung durch Nennwertrückzahlung

6.                  Capital reduction through nominal value repayment

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors

a)         die Herabsetzung des Aktienkapitals von CHF 1’904’679’207.04 um CHF 1’638’910’015.36 auf CHF 265’769’191.68 durch Reduktion des Nennwerts jeder Namenaktie von CHF 0.86 um CHF 0.74 auf CHF 0.12 und die Verwendung des Herabsetzungsbetrags zur Rückzahlung an die Aktionäre;

a)         to reduce the share capital of CHF 1,904,679,207.04 by CHF 1,638,910,015.36 to CHF 265,769,191.68 by way of reducing the nominal value of each registered share from CHF 0.86 by CHF 0.74 to CHF 0.12 and to use the nominal value reduction amount for repayment to the shareholders;

b)         als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)         to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)          die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (Änderungen sind unterstrichen):

c)          to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 265‘769‘191.68, eingeteilt in 2‘214‘743‘264 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.12.	Article 4 para. 1 The share capital of the Company is CHF 265,769,191.68 and is divided into 2,214,743,264 fully paid registered shares. Each share has a par value of CHF 0.12.

d)         die Änderung von Artikel 4bis Abs. 1 (1. Satz) und 4 (1. Satz) sowie Artikel 4ter Abs. 1 (1. Satz) der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister, um die Reduktion des Nennwerts jeder Namenaktie von CHF 0.86 um CHF 0.74 auf CHF 0.12 entsprechend wiederzugeben.

d)         to amend article 4bis paras. 1 (1st sentence) and 4 (1st sentence), and article 4ter para. 1 (1st sentence) of the Articles of Incorporation, correspondingly reflecting the reduced nominal value of each registered share from CHF 0.86 by CHF 0.74 to CHF 0.12, as per the date of the entry of the capital reduction in the commercial register.

6

Vertretene Stimmen: Votes represented:		1‘304‘835‘504

Absolutes Mehr: Absolute majority:		652‘417‘753

99.28%	Ja / Yes	1‘295‘390‘286	Stimmen / votes

0.28%	Nein / No	3‘667‘666	Stimmen / votes

0.44%	Enthaltung / Abstention	5‘777‘552	Stimmen / votes

7.                  Änderung der Statuten im Zusammenhang mit der Kapitalherabsetzung

7.                  Amendment to the Articles of Incorporation related to the capital reduction

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors

Artikel 13 Abs. 1 der Statuten in folgenden Wortlaut zu ändern (die beantragte Änderung ist unterstrichen):

to amend article 13 para.1 of the Articles of Incorporation as follows (the proposed amendment is underlined):

Artikel 13 Abs. 1

Aktionäre, die Aktien im Nennwert von CHF 48‘000 oder mehr vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Die Traktandierung muss mindestens vierzig Tage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge des Aktionärs oder der Aktionäre anbegehrt werden.

Article 13 para. 1

One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 48,000 may demand that an item be included on the agenda of a General Meeting of Shareholders. Such inclusion must be requested in writing at least forty days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

Vertretene Stimmen: Votes represented:		1‘304‘820‘983

Absolutes Mehr: Absolute majority:		652‘410‘492

99.31%	Ja / Yes	1‘295‘851‘918	Stimmen / votes

0.23%	Nein / No	2‘941‘858	Stimmen / votes

0.46%	Enthaltung / Abstention	6‘027‘207	Stimmen / votes

7

8.1.        Bindende Abstimmung über die maximale Gesamtvergütung der Mitglieder des Verwaltungsrats für die kommende Amtsdauer, d.h. von der ordentlichen Generalversammlung 2016 bis zur ordentlichen Generalversammlung 2017

8.1           Binding vote on the maximum aggregate amount of compensation of the members of the Board of Directors for the next term of office, i.e. from the 2016 Annual General Meeting to the 2017 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der ordentlichen Generalversammlung 2016 bis zur ordentlichen Generalversammlung 2017 im Betrag von CHF 4‘700‘000.

the total maximum amount of compensation for the members of the Board of Directors covering the period from the 2016 Annual General Meeting to the 2017 Annual General Meeting in the amount of CHF4,700,000.

Vertretene Stimmen: Votes represented:		1‘304‘767‘934

Absolutes Mehr: Absolute majority:		652‘383‘968

97.54%	Ja / Yes	1‘272‘708‘682	Stimmen / votes

1.99%	Nein / No	25‘936‘737	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘122‘515	Stimmen / votes

8.2.        Bindende Abstimmung über die maximale Gesamtvergütung der Mitglieder der Geschäftsleitung für das folgende Geschäftsjahr, d.h. 2017

8.2.        Binding vote on the maximum aggregate amount of compensation of the members of the Executive Committee for the following financial year, i.e. 2017

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Mitgliedern der Geschäftsleitung für das Geschäftsjahr 2017 im Betrag von CHF 50‘000‘000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2017 in the amount of CHF 50,000,000.

Vertretene Stimmen: Votes represented:		1‘304‘735‘494

Absolutes Mehr: Absolute majority:		652‘367‘748

80.85%	Ja / Yes	1‘054‘846‘329	Stimmen / votes

8.68%	Nein / No	113‘303‘064	Stimmen / votes

10.47%	Enthaltung / Abstention	136‘586‘101	Stimmen / votes

8

9.                  Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

9.                  Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d.h. bis zum Abschluss der ordentlichen Generalversammlung 2017:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a period of one year, i.e. until the completion of the Annual General Meeting 2017:

•                  Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘677‘620

Absolutes Mehr: Absolute majority:		652‘338‘811

98.89%	Ja / Yes	1‘290‘203‘096	Stimmen / votes

0.56%	Nein / No	7‘264‘416	Stimmen / votes

0.55%	Enthaltung / Abstention	7‘210‘108	Stimmen / votes

•                  David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘652‘601

Absolutes Mehr: Absolute majority:		652‘326‘301

98.72%	Ja / Yes	1‘287‘957‘427	Stimmen / votes

0.82%	Nein / No	10‘741‘842	Stimmen / votes

0.46%	Enthaltung / Abstention	5‘953‘332	Stimmen / votes

•             Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘621‘862

Absolutes Mehr: Absolute majority:		652‘310‘932

62.49%	Ja / Yes	815‘201‘373	Stimmen / votes

37.04%	Nein / No	483‘247‘457	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘173‘032	Stimmen / votes

•             Robyn Denholm, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘653‘031

Absolutes Mehr: Absolute majority:		652‘326‘516

99.13%	Ja / Yes	1‘293‘248‘448	Stimmen / votes

0.38%	Nein / No	5‘043‘422	Stimmen / votes

0.49%	Enthaltung / Abstention	6‘361‘161	Stimmen / votes

•                  Louis R. Hughes, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘652‘331

Absolutes Mehr: Absolute majority:		652‘326‘166

97.05%	Ja / Yes	1‘266‘163‘832	Stimmen / votes

2.48%	Nein / No	32‘318‘873	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘169‘626	Stimmen / votes

•                  David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘648‘454

Absolutes Mehr: Absolute majority:		652‘324‘228

99.15%	Ja / Yes	1‘293‘573‘939	Stimmen / votes

0.37%	Nein / No	4‘815‘955	Stimmen / votes

0.48%	Enthaltung / Abstention	6‘258‘560	Stimmen / votes

•             Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘645‘154

Absolutes Mehr: Absolute majority:		652‘322‘578

99.09%	Ja / Yes	1‘292‘799‘912	Stimmen / votes

0.41%	Nein / No	5‘374‘747	Stimmen / votes

0.50%	Enthaltung / Abstention	6‘470‘495	Stimmen / votes

•             Michel de Rosen, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘642‘954

Absolutes Mehr: Absolute majority:		652‘321‘478

97.38%	Ja / Yes	1‘270‘478‘022	Stimmen / votes

2.15%	Nein / No	28‘028‘644	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘136‘288	Stimmen / votes

•                  Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘640‘302

Absolutes Mehr: Absolute majority:		652‘320‘152

98.11%	Ja / Yes	1‘279‘991‘302	Stimmen / votes

1.35%	Nein / No	17‘656‘176	Stimmen / votes

0.54%	Enthaltung / Abstention	6‘992‘824	Stimmen / votes

•                  Ying Yeh, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘304‘634‘325

Absolutes Mehr: Absolute majority:		652‘317‘163

99.02%	Ja / Yes	1‘291‘838‘553	Stimmen / votes

0.51%	Nein / No	6‘703‘776	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘091‘996	Stimmen / votes

•                 Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:		1‘304‘640‘401

Absolutes Mehr: Absolute majority:		652‘320‘201

99.12%	Ja / Yes	1‘293‘217‘334	Stimmen / votes

0.44%	Nein / No	5‘740‘183	Stimmen / votes

0.44%	Enthaltung / Abstention	5‘682‘884	Stimmen / votes

10.           Wahlen in den Vergütungsausschuss

10.           Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder des Verwaltungsrats in den Vergütungsausschuss für eine Amtsdauer von einem Jahr, d.h. bis zum Abschluss der ordentlichen Generalversammlung 2017:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Compensation Committee for a period of one year, i.e. until the completion of the Annual General Meeting 2017:

•                  David Constable

Vertretene Stimmen: Votes represented:		1‘303‘540‘999

Absolutes Mehr: Absolute majority:		651‘770‘500

98.48%	Ja / Yes	1‘283‘724‘049	Stimmen / votes

1.01%	Nein / No	13‘164‘032	Stimmen / votes

0.51%	Enthaltung / Abstention	6‘652‘918	Stimmen / votes

•                  Frederico Fleury Curado

Vertretene Stimmen: Votes represented:		1‘303‘492‘646

Absolutes Mehr: Absolute majority:		651‘746‘324

61.50%	Ja / Yes	801‘710‘328	Stimmen / votes

37.96%	Nein / No	494‘749‘546	Stimmen / votes

0.54%	Enthaltung / Abstention	7‘032‘772	Stimmen / votes

•                  Michel de Rosen

Vertretene Stimmen: Votes represented:		1‘303‘499‘759

Absolutes Mehr: Absolute majority:		651‘749‘880

96.91%	Ja / Yes	1‘263‘221‘192	Stimmen / votes

2.57%	Nein / No	33‘498‘332	Stimmen / votes

0.52%	Enthaltung / Abstention	6‘780‘235	Stimmen / votes

•                  Ying Yeh

Vertretene Stimmen: Votes represented:		1‘303‘463‘254

Absolutes Mehr: Absolute majority:		651‘731‘638

98.51%	Ja / Yes	1‘283‘971‘077	Stimmen / votes

0.96%	Nein / No	12‘539‘519	Stimmen / votes

0.53%	Enthaltung / Abstention	6‘952‘658	Stimmen / votes

11.    Wiederwahl des unabhängigen Stimmrechtsvertreters

11.    Re-election of the Independent Proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats für eine Amtsdauer von einem Jahr, d.h. bis zum Abschluss der ordentlichen Generalversammlung 2017:

The Annual General Meeting elects, as proposed by the Board of Directors for a period of one year, i.e. until completion of the Annual General Meeting 2017:

•                        Dr. Hans Zehnder, Bahnhofplatz 1, 5401 Baden, Switzerland,

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:		1‘304‘515‘875

Absolutes Mehr: Absolute majority:		652‘257‘938

99.28%	Ja / Yes	1‘295‘105‘204	Stimmen / votes

0.25%	Nein / No	3‘282‘096	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘128‘575	Stimmen / votes

12.    Wiederwahl der Revisionsstelle

12.    Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2016 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal year 2016.

Vertretene Stimmen: Votes represented:		1‘304‘510‘045

Absolutes Mehr: Absolute majority:		652‘255‘023

98.49%	Ja / Yes	1‘284‘872‘636	Stimmen / votes

1.02%	Nein / No	13‘289‘217	Stimmen / votes

0.49%	Enthaltung / Abstention	6‘348‘192	Stimmen / votes

Für das Protokoll:

For the minutes:

Zürich, 21. April 2016	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrats

General Counsel and Secretary to the Board of Directors

ABB shareholders approve all proposals at the Annual General Meeting

Zurich, Switzerland, April 21, 2016 - Annual General Meeting

▪            Election of Board members and Chairman who stood for re-election

▪            Frederico Fleury Curado, Robyn Denholm, David Meline and Satish Pai elected as new members of the Board

▪            David Constable, Frederico Fleury Curado, Michel de Rosen and Ying Yeh elected to the Compensation Committee

▪            Seventh consecutive dividend increase approved

▪            Board and EC compensation approved

The shareholders elected Frederico Fleury Curado, Robyn Denholm, David Meline and Satish Pai to join the Board. Peter Voser, Jacob Wallenberg, Matti Alahuhta, David Constable, Louis R. Hughes, Michel de Rosen and Ying Yeh were re-elected for another term. The shareholders also voted for the proposed Compensation Committee members.

The shareholders supported a seventh consecutive dividend increase to CHF 0.74 per share, up from CHF 0.72 last year. The dividend will be paid by the way of nominal value reduction. The payout is expected for July 2016. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2015.

Furthermore, shareholders approved in a binding vote the maximum aggregate compensation of the Board of Directors for the 2016-2017 term of office and of the Executive Committee for the 2017 financial year. In addition, the shareholders approved the compensation report for 2015 in a non-binding vote.

A capital reduction through the cancellation of 100,000,000 shares repurchased under the share buyback program was also approved.

A total of 803 shareholders attended the Annual General Meeting, representing 73.6 percent of the total votable share capital.

The final results of the Annual General Meeting will be published on www.abb.com later today.

ABB (www.abb.com) is a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people.

For more information please contact:

Media Relations Antonio Ligi, Sandra Wiesner Tel: +41 43 317 71 11 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 22, 2016	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance